Exhibit 99.1

CyberArk Announces Strong Second Quarter 2019 Results
Second quarter total revenue of $100.2 million increases 29% year-over-year
GAAP operating income of $13.0 million and non-GAAP operating income of $26.5 million
Company Announces Chief Revenue Officer Transition

Newton, Mass. and Petach Tikva, Israel – August 7, 2019 – CyberArk, (NASDAQ: CYBR), the global leader in privileged access security, today announced strong financial results for the second quarter ended June 30, 2019.

“We were pleased that our results exceeded expectations across all guided metrics,” said Udi Mokady, CyberArk Chairman and CEO.  “Every region contributed to our strong growth and we were thrilled to sign more than 200 new logos in the second quarter.  Our innovation not only sets the standard for Privileged Access Security but also strengthens our leadership position in the market.  With our strong first half of 2019, we are pleased to increase our guidance for the full year on both the top and bottom line.”

Financial Highlights for the Second Quarter Ended June 30, 2019

Revenue:

•	Total revenue was $100.2 million, up 29% compared with the second quarter of 2018.
•	License revenue was $52.2 million, up 27% compared with the second quarter of 2018.
•	Maintenance and professional services revenue was $48.0 million, up 31% compared with the second quarter of 2018.

Operating Income:

•
GAAP operating income was $13.0 million, an increase from $7.0 million in the second quarter of 2018.  Non-GAAP operating income was $26.5 million, an increase from $17.0 million in the second quarter of 2018.

Net Income:

•
GAAP net income was $13.4 million, or $0.34 per diluted share, an increase from GAAP net income of $8.4 million, or $0.23 per diluted share, in the second quarter of 2018.   Non-GAAP net income was $23.0 million, or $0.59 per diluted share, an increase from $13.5 million, or $0.36 per diluted share, in the second quarter of 2018.

The tables at the end of this press release include a reconciliation of GAAP to non-GAAP gross margin, operating income and net income for the three months and six months ended June 30, 2019 and 2018. An explanation of these measures is also included below under the heading “Non-GAAP Financial Measures.”

Balance Sheet and Cash Flow:

•
As of June 30, 2019, CyberArk had $537.9 million in cash, cash equivalents, marketable securities and short-term deposits.  This compares to $451.2 million as of December 31, 2018 and $377.5 million at June 30, 2018.

•	As of June 30, 2019, total deferred revenue was $174.2 million, a 34% increase from $129.6 million at June 30, 2018.

•	During the six months ended June 30, 2019, the Company generated $67.3 million in cash flow from operations, a 20% increase from $56.2 million in the first six months of 2018.

Business Outlook

Based on information available as of August 7, 2019, CyberArk is issuing guidance for the third quarter and increasing its guidance for the full year 2019 as indicated below.

Third Quarter 2019:

•	Total revenue between $102.0 million and $104.0 million, representing 20% to 23% year-over-year growth.
•	Non-GAAP operating income between $21.75 million and $23.25 million.
•	Non-GAAP net income per share between of $0.45 and $0.48 per diluted share.
o	Assumes 39.4 million weighted average diluted shares.

Full Year 2019:

•	Total revenue between $419.0 million and $423.0 million, representing 22% to 23% year-over-year growth.
•	Non-GAAP operating income between $106.0 million and $109.0 million.
•	Non-GAAP net income per share between $2.24 and $2.30 per diluted share.
o	Assumes 39.1 million weighted average diluted shares.

Chief Revenue Officer Transition
Ron Zoran, CyberArk’s Chief Revenue Officer, plans to transition from the Company to pursue other business opportunities, including assisting early stage technology companies as a board member.  Ron will continue to serve as Chief Revenue Officer of CyberArk through September 30, 2019 and to help ensure a smooth transition, he will also continue to serve as an advisor into the first quarter of 2020. The Company has initiated a search to identify a new global head of sales.

“Ron was one of the very first employees of CyberArk and has provided invaluable technology and sales leadership over the years,” continued Mr. Mokady. “On behalf of the Company and the Board, I want to thank him for his significant contributions to the company, which have been instrumental in helping establish CyberArk as the leader in Privileged Access Security.  We wish Ron all the best in his future pursuits and believe his extensive experience will be valuable to emerging technology companies.  Ron has built an exceptional sales organization that is well positioned to capitalize on the opportunities ahead of us. We appreciate his commitment to the Company, support and leadership during this transition period.”

“CyberArk has provided me with significant opportunities including being part of the world’s most talented and progressive team of security professionals extending across CyberArk executives, employees, customers and partners,” stated Ron Zoran, CyberArk Chief Revenue Officer.   “My decision to leave the Company was difficult, but at this stage of my career I want to leverage my experience to scale and grow early stage technology companies.  Given my long tenure at the company and strong personal relationships with the entire team, I remain fully engaged to ensure a smooth transition.”

Conference Call Information

CyberArk will host a conference call today, August 7, 2019 at 8:30 a.m. Eastern Time (ET) to discuss the company’s second quarter financial results and its business outlook. To access this call, dial +1 877-823-7693 (U.S.) or +1 647-689-4543 (international).  The conference ID is 6476456. Additionally, a live webcast of the conference call will be available via the “Investor Relations” section of the company’s website at www.cyberark.com.

Following the conference call, a replay will be available for one week at +1 800-585-8367 (U.S.) or +1 416-621-4642 (international). The replay pass code is 6476456. An archived webcast of the conference call will also be available in the “Investor Relations” section of the company’s website at www.cyberark.com.

About CyberArk
CyberArk (NASDAQ: CYBR) is the global leader in privileged access security, a critical layer of IT security to protect data, infrastructure and assets across the enterprise, in the cloud and throughout the DevOps pipeline. CyberArk delivers the industry’s most complete solution to reduce risk created by privileged credentials and secrets. The company is trusted by the world’s leading organizations, including more than 50 percent of the Fortune 500, to protect against external attackers and malicious insiders. A global company, CyberArk is headquartered in Petach Tikva, Israel, with U.S. headquarters located in Newton, Mass. The company also has offices throughout the Americas, EMEA, Asia Pacific and Japan. To learn more about CyberArk, visit www.cyberark.com, read the CyberArk blogs or follow on Twitter via @CyberArk, LinkedIn or Facebook.

Copyright © 2019 CyberArk Software. All Rights Reserved. All other brand names, product names, or trademarks belong to their respective holders.

Non-GAAP Financial Measures
CyberArk believes that the use of non-GAAP gross profit, non-GAAP operating income and non-GAAP net income is helpful to our investors. These financial measures are not measures of the Company’s financial performance under U.S. GAAP and should not be considered as alternatives to gross profit, operating income or net income or any other performance measures derived in accordance with GAAP.

•	Non-GAAP gross profit is calculated as gross profit excluding share-based compensation expense and amortization of intangible assets related to acquisitions.

•	Non-GAAP operating income is calculated as operating income excluding share-based compensation expense, acquisition related expenses and amortization of intangible assets related to acquisitions.

•
Non-GAAP net income is calculated as net income excluding share-based compensation expense, acquisition related expenses, amortization of intangible assets related to acquisitions and the tax effect of the non-GAAP adjustments.

The Company believes that providing non-GAAP financial measures that exclude share-based compensation, acquisition related expenses, amortization of intangible assets related to acquisitions and the tax effect of the non-GAAP adjustments allows for more meaningful comparisons of its period to period operating results. Share-based compensation expense has been and will continue to be for the foreseeable future, a significant recurring expense in the Company’s business and an important part of the compensation provided to its employees. Share based compensation expense has varying available valuation methodologies, subjective assumptions and a variety of equity instruments that can impact a company’s non-cash expense.  The Company believes that expenses related to its acquisitions, amortization of intangible assets related to acquisitions and the tax effect of the non-GAAP adjustments do not reflect the performance of its core business and impact period-to-period comparability.

Non-GAAP financial measures may not provide information that is directly comparable to that provided by other companies in the Company’s industry, as other companies in the industry may calculate non-GAAP financial results differently, particularly related to non-recurring, unusual items. In addition, there are limitations in using non-GAAP financial measures as they exclude expenses that may have a material impact on the Company’s reported financial results. The presentation of non-GAAP financial information is not meant to be considered in isolation or as a substitute for the directly comparable financial measures prepared in accordance with U.S. GAAP. CyberArk urges investors to review the reconciliation of its non-GAAP financial measures to the comparable U.S. GAAP financial measures included below, and not to rely on any single financial measure to evaluate its business.

Guidance for non-GAAP financial measures excludes, as applicable, share-based compensation expense, acquisition related expenses, amortization of intangible assets related to acquisitions and the tax effect of the non-GAAP adjustments. A reconciliation of the non-GAAP financial measures guidance to the corresponding GAAP measures is not available on a forward-looking basis due to the uncertainty regarding, and the potential variability and significance of, the amounts of share-based compensation expense, amortization of intangible assets related to acquisitions, and the non-recurring expenses that are excluded from the guidance. Accordingly, a reconciliation of the non-GAAP financial measures guidance to the corresponding GAAP measures for future periods is not available without unreasonable effort.

Cautionary Language Concerning Forward-Looking Statements

This release contains forward-looking statements, which express the current beliefs and expectations of CyberArk’s (the “Company”) management. In some cases, forward-looking statements may be identified by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential” or the negative of these terms or other similar expressions.  Such statements involve a number of known and unknown risks and uncertainties that could cause the Company’s future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: changes in the rapidly evolving cyber threat landscape; failure to effectively manage growth; potential near-term declines in our operating and net profit margins and our revenue growth rate; real or perceived shortcomings, defects or vulnerabilities in the Company’s solutions or internal network system, or the failure of  the Company’s customers, channel partners, managed security service providers, or contractors to correctly implement, manage and maintain to correctly implement the Company’s solutions; fluctuations in quarterly results of operations; the inability to acquire new customers or sell additional products and services to existing customers; competition from a wide variety of IT security vendors; the Company’s ability to successfully integrate recent and or future acquisitions; and other factors discussed under the heading “Risk Factors” in the Company’s most recent annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

###

Investor Contact:
Erica Smith
CyberArk
Phone:  +1- 617-558-2132
ir@cyberark.com

Media Contact:
Liz Campbell
CyberArk
Phone: +1-617-558-2191
press@cyberark.com

CYBERARK SOFTWARE LTD.
Consolidated Statements of Operations
U.S. dollars in thousands (except per share data)
(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2018	2019	2018	2019

Revenues:
License	$41,121	$52,201	$79,615	$103,485
Maintenance and professional services	36,592	47,980	69,881	92,631

Total revenues	77,713	100,181	149,496	196,116

Cost of revenues:
License	2,510	2,906	4,907	5,494
Maintenance and professional services	9,198	12,305	18,089	23,284

Total cost of revenues	11,708	15,211	22,996	28,778

Gross profit	66,005	84,970	126,500	167,338

Operating expenses:
Research and development	13,808	16,995	26,792	33,326
Sales and marketing	35,521	43,573	70,103	85,078
General and administrative	9,714	11,426	18,613	22,331

Total operating expenses	59,043	71,994	115,508	140,735

Operating income	6,962	12,976	10,992	26,603

Financial income, net	225	2,485	2,066	3,906

Income before taxes on income	7,187	15,461	13,058	30,509

Tax benefit (taxes on income)	1,190	(2,058)	1,740	(3,429)

Net income	$8,377	$13,403	$14,798	$27,080

Basic net income per ordinary share	$0.23	$0.36	$0.41	$0.73
Diluted net income per ordinary share	$0.23	$0.34	$0.40	$0.70

Shares used in computing net income per ordinary shares, basic	36,001,580	37,522,410	35,724,717	37,285,788

Shares used in computing net income per ordinary shares, diluted	36,923,520	38,993,170	36,680,585	38,735,078

Share-based Compensation Expense:
	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2018	2019	2018	2019

Cost of revenues	$758	$1,251	$1,413	$2,208
Research and development	2,007	2,394	3,511	4,701
Sales and marketing	2,874	4,878	5,291	8,563
General and administrative	2,774	3,373	5,121	6,676

Total share-based compensation expense	$8,413	$11,896	$15,336	$22,148

CYBERARK SOFTWARE LTD.
Consolidated Balance Sheets
U.S. dollars in thousands
(Unaudited)

	December 31,	June 30,
	2018	2019

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$260,636	$341,738
Short-term bank deposits	106,399	97,566
Marketable securities	59,948	59,279
Trade receivables	48,431	45,275
Prepaid expenses and other current assets	6,349	10,876

Total current assets	481,763	554,734

LONG-TERM ASSETS:
Property and equipment, net	15,120	15,790
Intangible assets, net	14,732	11,556
Goodwill	82,400	82,400
Marketable securities	24,261	39,328
Other long-term assets	31,863	60,690
Deferred tax asset	23,481	25,046

Total long-term assets	191,857	234,810

TOTAL ASSETS	$673,620	$789,544

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$4,924	$4,615
Employees and payroll accruals	32,853	30,577
Accrued expenses and other current liabilities	13,271	20,157
Deferred revenues	92,375	106,921

Total current liabilities	143,423	162,270

LONG-TERM LIABILITIES:
Deferred revenues	57,159	67,268
Other long-term liabilities	6,268	25,718

Total long-term liabilities	63,427	92,986

TOTAL LIABILITIES	206,850	255,256

SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.01 par value	95	98
Additional paid-in capital	303,900	342,618
Accumulated other comprehensive income (loss)	(939)	778
Retained earnings	163,714	190,794

Total shareholders' equity	466,770	534,288

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$673,620	$789,544

CYBERARK SOFTWARE LTD.
Consolidated Statements of Cash Flows
U.S. dollars in thousands
(Unaudited)

	Six Months Ended
	June 30,
	2018	2019

Cash flows from operating activities:
Net income	$14,798	$27,080
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	4,676	5,551
Amortization of premium and accretion of discount on marketable securities, net	208	(42)
Share-based compensation	15,336	22,148
Deferred income taxes, net	(4,710)	(1,857)
Decrease in trade receivables	12,357	3,156
Increase in prepaid expenses and other current and long-term assets	(6,138)	(9,656)
Increase (decrease) in trade payables	2,003	(123)
Increase in short-term and long-term deferred revenues	27,845	24,655
Decrease in employees and payroll accruals	(5,168)	(7,595)
Increase (decrease) in accrued expenses and other
current and long-term liabilities	(4,983)	4,029

Net cash provided by operating activities	56,224	67,346

Cash flows from investing activities:
Proceeds from short and long term deposits	7,775	8,948
Investment in marketable securities	(30,563)	(50,464)
Proceeds from maturities of marketable securities	20,114	36,653
Purchase of property and equipment	(4,098)	(3,231)
Payments for business acquisitions, net of cash acquired	(18,450)	-

Net cash used in investing activities	(25,222)	(8,094)

Cash flows from financing activities:
Proceeds from withholding tax related to employee stock plans	5,509	5,319
Proceeds from exercise of stock options	8,090	16,572

Net cash provided by financing activities	13,599	21,891

Increase in cash, cash equivalents and restricted cash	44,601	81,143

Cash, cash equivalents and restricted cash at the beginning of the period	162,521	261,883

Cash, cash equivalents and restricted cash at the end of the period	$207,122	$343,026

CYBERARK SOFTWARE LTD.
Reconciliation of GAAP Measures to Non-GAAP Measures
U.S. dollars in thousands (except per share data)
(Unaudited)

Reconciliation of Gross Profit to Non-GAAP Gross Profit:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2018	2019	2018	2019

Gross profit	$66,005	$84,970	$126,500	$167,338
Plus:
Share-based compensation - Maintenance & professional services	758	1,251	1,413	2,208
Amortization of intangible assets - License	1,444	1,444	2,674	2,888

Non-GAAP gross profit	$68,207	$87,665	$130,587	$172,434

Reconciliation of Operating Income to Non-GAAP Operating Income:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2018	2019	2018	2019

Operating income	$6,962	$12,976	$10,992	$26,603
Plus:
Share-based compensation	8,413	11,896	15,336	22,148
Amortization of intangible assets - Cost of revenues	1,444	1,444	2,674	2,888
Amortization of intangible assets - Sales and marketing	199	144	397	288
Acquisition related expenses	-	-	268	-

Non-GAAP operating income	$17,018	$26,460	$29,667	$51,927

Reconciliation of Net Income to Non-GAAP Net Income:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2018	2019	2018	2019

Net income	$8,377	$13,403	$14,798	$27,080
Plus:
Share-based compensation	8,413	11,896	15,336	22,148
Amortization of intangible assets - Cost of revenues	1,444	1,444	2,674	2,888
Amortization of intangible assets - Sales and marketing	199	144	397	288
Acquisition related expenses	-	-	268	-
Taxes on income related to non-GAAP adjustments	(4,964)	(3,846)	(8,193)	(7,892)

Non-GAAP net income	$13,469	$23,041	$25,280	$44,512

Non-GAAP net income per share
Basic	$0.37	$0.61	$0.71	$1.19
Diluted	$0.36	$0.59	$0.69	$1.15

Weighted average number of shares
Basic	36,001,580	37,522,410	35,724,717	37,285,788
Diluted	36,923,520	38,993,170	36,680,585	38,735,078